UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               For May 20, 2005

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          PRECISION DRILLING CORPORATION



                                          Per: /s/ Jan M. Campbell
                                               ------------------------
                                               Jan M. Campbell
                                               Corporate Secretary


Date:  May 20, 2005

--------------------------------------------------------------------------------




                      CORPORATE ACCESS NUMBER: 2010828560


                                    ALBERTA

                           BUSINESS CORPORATIONS ACT



                                  CERTIFICATE

                                       OF

                                   AMENDMENT




                         PRECISION DRILLING CORPORATION
                       AMENDED ITS ARTICLES ON 2005/05/10.




                                                             [STAMP OMITTED]
                                                       REGISTRAR OF CORPORATIONS

--------------------------------------------------------------------------------

                            BUSINESS CORPORATIONS ACT
                              (Section 27 or 173)
                                                                          FORM 4

ALBERTA CONSUMER
  AND CORPORATE AFFAIRS                                    ARTICLES OF AMENDMENT
--------------------------------------------------------------------------------

1.   NAME OF CORPORATION:               PRECISION DRILLING CORPORATION


2.   CORPORATE ACCESS NUMBER:           2010828560


3.   THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

     Pursuant to Section 173 (1)(f) of the Business Corporations Act, R.S.A. 2000, C. 8-9, the Articles of PRECISION DRilLING CORPORATION be amended to change the number of issued and outstanding Common Shares of the Corporation into a different number of shares of the same class on the basis of one (1) additional Common Share for every one (1) Common Share currently issued.


                                                            [STAMP OMITTED]
                                                         FILED electronically
                                                         at Alberta Registries

                                                              May 10, 2005

                                                       Borden Ladner Gervais LLP
                                                       (Corporate Records Dept.)


--------------------------------------------------------------------------------
Date                    Signature               Title

MAY 10, 2005            /s/ JAN CAMPBELL        CORPORATE SECRETARY
--------------------------------------------------------------------------------
For Departmental Use Only                               Filed

NAME/STRUCTURE CHANGE ALBERTA CORPORATION - REGISTRATION STATEMENT

Service Request Number:  7293295
Corporate Access Number: 2010828560
Legal Entity Name:                      PRECISION DRILLING CORPORATION
French Equivalent Name:
Legal Entity Status:                    Active

Alberta Corporation Type:               Named Alberta Corporation
New Legal Entity Name:                  PRECISION DRILLING CORPORATION
New French Equivalent Name:
Nuans Number:
Nuans Date:
French Nuans Number:
French Nuans Date:

Share Structure:                        SCHEDULE 'A'
Share Transfers Restrictions:           NONE
Number of Directors:
Min Number Of Directors:                3
Max Number Of Directors:                11
Business Restricted To:                 NONE
Business Restricted From:               NONE
Other Provisions:                       SCHEDULE 'B'
BCA Section/Subsection:

Professional Endorsement Provided:
Future Dating Required:

--------------------------------------------------------------------------------

Annual Return

FILE YEAR       DATE FILED
2005            2005/01/04

Attachment

Attachment Type                   Microfilm Bar Code              Date Recorded
---------------                   ------------------              -------------
Statutory Declaration             10000102000579763               2004/01/01
Other Rules or Provisions         ELECTRONIC                      2004/01/01
Share Structure                   ELECTRONIC                      2004/01/01
Consolidation, Split, Exchange    ELECTRONIC                      2005/05/10





Registration Authorized By:  BRIAN ROBERTS
                             SOLICITOR

PRECISION DRILLING CORPORATION
CAN: 2010828560


Pursuant to Section 173(1) (f) of the Business Corporations Act, R.S.A. 2000, C. B-9, the Articles of precision Drilling Corporation be amended to change the number of issued and outstanding Common Shares of the Corporation into a different number of shares of the same class on the basis of one (1) additional Common Share for everyone (1) Common
Share currently issued.